EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-115293 and 333-118054) on Form S-3 and (Nos. 333-121728) on Form S-8 of Star Scientific, Inc. of our report, dated March 14, 2005, except for Note 18 hereto as to which the date is February 28, 2006, with respect to Star Scientific, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which report appears in this amended annual report on Form 10-K/A of Star Scientific, Inc. for the year ended December 31, 2004.

/s/ Aidman, Piser & Company, P.A.
Tampa, Florida
February 28, 2006